Exhibit 3.iii

                           CERTIFICATE OF DESIGNATION

                   CERTIFICATE OF DESIGNATION, NUMBER, POWERS
                     PREFERENCES AND RELATIVE, PARTICIPATING
                   OPTIONAL, AND OTHER SPECIAL RIGHTS AND THE
                 QUALIFICATIONS, LIMITATIONS, RESTRICTIONS, AND
                    OTHER DISTINGUISHING CHARACTERISTI CS OF

                            SERIES A PREFERRED STOCK
                                       OF
                            AMERICAN OIL & GAS, INC.


It is hereby certified that:

     1. The name of the corporation (hereinafter called the "Corporation") is American Oil & Gas, Inc.

     2. The articles of incorporation of the Corporation authorizes the issuance of Twenty-Five Million (25,000,000) shares of Preferred Stock with a par value of $0.001 and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

     3. The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

          RESOLVED, that Twenty-Five Million (25,000,000) shares of Preferred Stock are authorized to be issued by this Corporation pursuant to its Articles of Incorporation, and that there be and hereby is authorized and created a series of Five Hundred Thousand (500,000) shares of Preferred Stock, hereby designated as the Series A Preferred Stock, which shall have the voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, set forth in such Articles of Incorporation and in addition thereof, the following:

          (a) DESIGNATION. The Preferred Stock subject hereof shall be designated Series A Preferred Stock ("Series A Preferred").

          (b) DIVIDENDS. The annual rate of dividends payable on shares of Series A Preferred shall be a guaranteed minimum eight percent (8%) ("Dividend Obligation") as measured on the first anniversary and second anniversary of the closing of the Corporation's August 15, 2003 private placement offering ("Offering"). To the extent feasible, the

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          Dividend Obligation will be satisfied by the Net Profit Interest
          ("NPI") granted to investors in the Offering, which is a collective NPI of 20% in and to certain wells that the Company drills and completes in its Mowry project in the Powder River Basin of Wyoming. The exact number of Mowry wells in which investors will receive this aggregate 20% NPI shall equal the number of wells the Company is able to drill and complete with the total net proceeds the Company realizes from this Offering. For instance, if the Company realizes $1.8 million in net proceeds from this Offering, and the Company expends $1.8 million in drilling and completing 3.5 Mowry wells, then the investors will receive a 20% NPI in aggregate, which shall be allocated in a pro rata manner amongst all other investors, in those specific three and one-half wells. The number of wells to which investors will receive an NPI will be determined to a tenth of one percent of a well, to the extent applicable.

          The NPI granted hereby shall be owned by the investors for as long as those wells are producing, whether or not the shares of Series A Preferred are converted to Common Stock. The NPI will be calculated by taking the Company's share of revenues produced from applicable Mowry wells (net of royalties and taxes), less operating expenses. In the event such NPI is insufficient to finance the Dividend Obligation, then the Company will pay a dividend sufficient to equal and satisfy the Dividend Obligation.

          In the event the Company expends any of the net proceeds of this Offering on a project other than Mowry, it will, to the extent practicable, grant to investors in this Offering a collective NPI of 20% in and to certain wells that the Company drills and completes in such other project. Any such other NPI shall also be allocated in a pro rata manner amongst all other investors in this Offering, in the same manner as the NPI in and to the Mowry wells.

          (c) CONVERSION. Each share of outstanding Series A Preferred shall be convertible at any time, at the holder's option, into ten (10) shares of the common stock of the Corporation ("Common Stock"). The Series A Preferred will automatically convert into Common Stock if the price of the Corporation's Common Stock trades at or above $2.50 for a period of 15 calendar days. In any event, the Series A Preferred will automatically convert into Common Stock on the second anniversary of the closing of the Offering.

          (d) SINKING FUND. No provision shall be made for any sinking fund.

          (e) LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series A Preferred shall be entitled to receive $0.001 per share before the holders of Common Stock or any other junior securities receive any amount as a result of a liquidation, dissolution or winding up of the Corporation. The purchase or redemption by the Corporation of stock of any class, in any number permitted by law, shall not for the purpose of this paragraph be regarded as a liquidation, dissolution or winding up of the Corporation.

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          (f) INVOLUNTARY LIQUIDATION. In the event of involuntary liquidation, the shares of this series shall be entitled to the same amounts as in the event of voluntary liquidation.

          (g) OTHER RESTRICTIONS. There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.

          (h) VOTING. The Series A Preferred shall have full voting rights on all matters and shall be entitled to vote one (1) vote per each share, voting together with the Common Stock and other Preferred Stock, as a single class.

          (i) STATED VALUE. The shares of Series A Preferred shall have a stated value of 0.001 per share.

          (j) OTHER PREFERENCES. The shares of the Series A Preferred shall possess no other preferences, rights, restrictions, or qualifications, except as otherwise provided by law or the articles of incorporation of the Corporation.

               FURTHER RESOLVED, that the statements contained in the foregoing resolution creating and designating the said Series A Preferred and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of the articles of incorporation of the Corporation.

Signed on August 18, 2003.

                                                     Andrew Calerich
                                                     President